

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-Mail
Mr. Thomas S. Irwin
Chief Financial Officer
Heico Corporation
3000 Taft Street
Hollywood, Florida 33021

> **Re:** **Heico Corporation**
> **Form 10-K for the Year Ended October 31, 2011**
> **Filed December 22, 2011**
> **File No. 001-04604**

Dear Mr. Irwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion & Analysis

Results of Operations, page 29

1. We note your disclosure that the 31% net sales increase in the FSG segment reflects organic growth of 21% as well as additional net sales of approximately $37 million due to the acquisition of Blue Aerospace. You disclose that the organic growth principally reflects higher sales of new products and services and an increase in demand for the segment's aftermarket replacement parts and repair and overhaul services as a result of increased airline capacity and also reflects higher sales of and demand for the segment's industrial products. In addition to quantification, please revise this discussion to ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product line along with its change in

selling price, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please considering explain why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

2. Please expand your discussion of cost of sales and selling, general, and administrative expenses to quantify and discuss significant changes in cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that gross profit was affected by higher margins in FSC due to efficiencies realized through higher sales volumes offset by lower margins in ETG due to changes in product mix, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Liquidity and Capital Resources, page 34

3. Please revise to disclose an estimate of the expected amount of capital expenditures for the next fiscal year.

Notes to the Financial Statements

Note 2. Acquisitions, page 54

4. We note your disclosure of the cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of businesses acquired prior to fiscal 2010. In light of the fact that the total amount of acquisitions, net of cash acquired in fiscal 2011 is material to total assets as of October 31, 2010, we believe that all of the disclosures required by ASC 805 should be provided for, at a minimum, the aggregate of the acquisitions made during each period. For example, please provide a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. See ASC 805-30-50-1. Also, please revise to disclose the contingent purchase price payments made to previous owners paid during each reporting period separately from the purchase price allocation of the acquisitions made during each period.

5. We note that in December 2010 you acquired 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC. Please explain to us how you determined or calculated the fair value of the non-controlling interest acquired. As part of your response and revised disclosure, please tell us the valuation method used as well as all significant assumptions. See ASC 805-20-50-1(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief